IAMGOLD TO RESTART WESTWOOD GOLD MINE

Toronto, Ontario, April 14, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provides an update on its Westwood Gold Mine ("Westwood") in Quebec, Canada.

On April 15, 2020, Westwood will commence the restart from care and maintenance status following the April 13, 2020 confirmation from the Quebec government that mining is an essential business activity. Westwood was placed on care and maintenance March 25, 2020.

IAMGOLD is committed to ensuring the health and safety of its workforce, and will initiate a safe restart at Westwood in accordance with the standards set by the Quebec government, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST" - the commission on workplace standards, fairness, health and safety) to limit the risk of the spread of COVID-19. Ramp-up activities will take approximately one week, with employees being trained on new procedures and sanitary measures, including adjusted work schedules and transport, physical distancing and protective equipment. Protecting the health and safety of our workforce is critical for the successful resumption of mining activities at Westwood. Accordingly, the Company is undertaking additional measures to improve monitoring of the well-being of our workforce.

To limit the number of people on site, non-essential employees will be encouraged to work from home.

Further Updates

Corporate office employees in Toronto and Longueuil will continue to work from home pending updated directives from their respective provincial governments.

As noted in IAMGOLD's March 24, 2020 news release, 2020 guidance is under review, and the Company will provide an update when it reports Q1 2020 results.

IAMGOLD continues to prudently manage its balance sheet, which includes US$830 million in cash and cash equivalents (excluding restricted cash and short term investments), plus an undrawn US$500 million credit facility as of December 31, 2019.

The impact of COVID-19 and response by local authorities to contain the spread of the virus is evolving on a daily basis, and we will continue to monitor and adapt our posture as needed. Information regarding IAMGOLD's response to the COVID-19 crisis to-date can be found at www.iamgold.com.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.